UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Fulcrum Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

359616109

(CUSIP Number)

July 18, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 359616109

1.	Names of Reporting Persons SANOFI
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Republic of France

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 558,035 shares
	6.	Shared Voting Power 0 share
	7.	Sole Dispositive Power 558,035 shares
	8.	Shared Dispositive Power 0 share

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 558,035 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.4%
12.	Type of Reporting Person (See Instructions) CO

Explanatory Note

This Schedule 13G is being filed to reflect that the reporting person (i) on July 18, 2019 became the beneficial owner of more than five percent of the total number of outstanding Common Stock of the Issuer when it acquired the right to convert its Series B Preferred Stock into Common Stock, (ii) purchased 93,750 shares in the context of the Issuer’s initial public offering and (iii) as of July 22, 2019 is no longer the beneficial owner of more than five percent of the total number of outstanding Common Stock of the Issuer.

Item 1.

(a)	Name of Issuer Fulcrum Therapeutics, Inc.
(b)	Address of Issuer’s Principal Executive Offices 26 Landsdowne Street, Cambridge, MA 02139

Item 2.

(a)	Name of Person Filing Sanofi
(b)	Address of Principal Business Office or, if none, Residence 54 Rue La Boétie, 75008 Paris (France)
(c)	Citizenship The Republic of France
(d)	Title of Class of Securities Common Stock, $0.001 par value
(e)	CUSIP Number 359616109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

558,035 shares

(b)	Percent of class:

2.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

558,035 shares

(ii)	Shared power to vote or to direct the vote

0 share

(iii)	Sole power to dispose or to direct the disposition of

558,035 shares

(iv)	Shared power to dispose or to direct the disposition of

0 share

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

On July 22, 2019, all of the Series B Preferred Stock automatically converted into the Issuer’s Common Stock on a seven-for-one basis upon the closing of the Issuer’s initial public offering. As a result, the reporting person is no longer a 5% beneficial owner of Common Stock of the Issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Aventis Inc.	558,035 shares	2.4%

*	The Common Stock is held of record by Aventis Inc., the reporting person’s wholly-owned subsidiary.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 29, 2019
Date

/s/ Alexandra Roger*
Signature

Alexandra Roger Head of Securities Law and Capital Markets
Name/Title

*

Alexandra Roger is signing on behalf of Sanofi by power of attorney previously filed with the Securities and Exchange Commission on February 3, 2016 as Exhibit 24 to Form 4, and hereby incorporated by reference herein.